[IMGRC LETTERHEAD]
June 12, 2006
VIA EDGAR AND CERTIFIED MAIL
Mr. Jeff Jaramillo
Ms. Kathy Mathis
Mr. Max Webb—Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3651
Washington D.C. 20549

Re:	Inn of the Mountain Gods Resort and Casino
Form 10-K for the fiscal year ended April 30, 2005
Form 10-Q for the fiscal quarter ended October 31, 2005
File No. 333-113140
Dear Mr. Jaramillo:
     We are in receipt of the letter of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated February 27, 2006 (the “Comment Letter”), regarding the Annual Report on Form 10-K for the fiscal year ended April 30, 2005 (the “2005 Annual Report”) of Inn of the Mountain Gods Resort and Casino (the “Company”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005 (the “October 2005 Quarterly Report”). For your convenience, we have set forth a recitation of the headings and each of the Staff’s comments in the Comment Letter below (in italics), with our response to each comment directly following the Staff’s comment from the Comment Letter.
2005 ANNUAL REPORT
SELECTED HISTORICAL FINANCIAL AND OTHER DATA, PAGE 13
1.	Revise future filings to expand your disclosures under “Other Financial Data” to include cash flows from financing activities for each period presented. See Item 10(e)(1)(i) of Regulation S-K.

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
June 12, 2006

     Response. The Company shall, in its future filings, undertake to expand its disclosure as requested in this area.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS-DESCRIPTION OF INDEBTEDNESS, THE NOTES, PAGE 22
2.	Revise future filings to discuss the debt covenants related to the Note and consider the impact of the debt covenants on your ability to undertake additional debt financing. See Section 501.13.c of the financial Reporting Codification.
     Response. The Company shall, in its future filings, undertake to expand its disclosure as requested in this area.
CONSOLIDATED STATEMENT OF CASH FLOWS, PAGE F-8
3.	It is disclosed in your statement of cash flows for the year ended April 30, 2004 that you had a non-cash distribution to Mescalero Apache Tribe for approximately $38.9 million in 2004, however this transaction is not reflected in your consolidated statement of changes in equity on page F-6. In this regard, considering the significance of this transaction, please provide us with and disclose in a note to your financial statements in future filings a detail description of the nature of this transaction. Additionally, tell us why this transaction was not reflected in your statement of changes in equity or revise future filings accordingly. We may have further comments upon receipt of your response.
Response. The Company shall, in its future filings, undertake to expand its disclosure if required. The nature and description of this transaction was disclosed on page 17 of the Company’s Form 10-K for the period ending April 30, 2004 as follows:
“As of April 30, 2004, we had approximately $38.7 million ($35.7 million in the construction reserve account and $3.0 million in another restricted account)reserved to pay for the $47.5 million we accrued as a liability on our financial statements for revenue sharing fees and other regulatory fees under the 1997 Compact. We will provide the $25.0 million settlement amount from funds in the construction reserve account. Upon payment of the $25.0 million settlement amount, approximately $10.7 million (the difference between the $35.7 million deposited in the construction reserve account to settle the 1997 Compact dispute and the settlement amount of $25.0 million) will be transferred from the construction reserve account to the construction disbursement account. In addition, upon payment of the $25.0 million settlement amount, the additional $3.0 million we have reserved to pay for our accrued liability relating to the 1997 Compact, currently held in a restricted account, will become unrestricted cash. The settlement with the State of New

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
June 12, 2006

Mexico will have no effect on our cash flows and will be reflected in operating costs and expenses as a settlement of revenue sharing and regulatory fees in the consolidated statements of income and regulatory fees paid in advance through 2005 will be recorded as a prepaid expense in the consolidated balance sheets.”
     We did not reference this item in subsequent filings because the cash distributions to pay the $25 million settlement under the 1997 Compact to the State of New Mexico from the construction reserve account, the $10.5 million distribution from the construction reserve account to the construction distribution account and the $3 million transfer from the reserved account to a general unrestricted account were non-recurring, non-operating payments.
Note 1. Basis of Presentation and Summary of Significant Accounting Policies
COMPENSATED ABSENCES, PAGE F-13
4.	We note from your disclosure that your compensated absence accrual does not include a provision for sick leave. Based on you disclosure, it appears that your employees earn 2.1 to 3.1 hours per pay period and are entitled to this sick leave as long as they are employed. Although sick leave does not vest, it appears that it accumulates. In this regard, supplementally tell us with a view toward expanded disclosure in future filings, how you met the exception in paragraph 7 of SFAS No. 43 supporting your accounting memo.
Response. The Company shall, in its future filings, undertake to expand its disclosure as requested in this area. The Company’s prior practice has been not to accrue for sick leave because it is not payable upon termination of an employee’s employment but only when an employee in good standing takes sick leave. The payment of sick leave to only employees in good standing has been consistently applied by the Company. However, upon further review of the accounting standards, we believe that since sick leave at year end for each employee is not reduced to zero at year end, and the amount of sick leave accrued can be reasonably estimated, these expenses can, and should be, accrued and accounted for. The sick leave accrual for April 30, 2004 and April 30, 2005 according to our payroll system was approximately $1,000,000 as of the end of each year. We believe the impact upon the consolidated statements of income and cash flows would have been immaterial. However, in future filings, we will undertake to accrue such items as of the end of each year in accordance with applicable accounting standards.
Note 9. Risk Management, Page F-19
Note 11. Related-Party Transactions, Page F-20

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
June 12, 2006

5.	We note from your disclosure on page F-19 that your employees are covered under the Tribe’s worker’s compensation insurance policy. In this regard, please revise future disclose and tell us the expense allocated from the Tribe to you associated with the worker’s compensation insurance premiums for each year a statement of operations is presented. Also, as it relates to all your allocated expenses by the Tribe to you, as disclosed in your statements of operations (i.e. Pension, Gaming regulatory commission fees, Insurance, Telecommunication, etc.), please disclose your allocation method associated with these related party expenses in the notes to the financial statements along with management’s assertion that the method used is reasonable, as required by Question 2 of Topic 1:B:1 of the Staff Accounting Bulletins. Additionally, since agreements with related parties are by definition not at arms length and may be changed at any time. In accordance with the guidance in Question 2 of Topic 1.B.1 of the Staff Accounting Bulletins, please expand your disclosure in future filings to provide a practicable estimate by management of what the expenses would have been on a stand alone basis for each income statement period or management’s opinion that such costs on a stand-alone basis would not have been materially different in each of the periods.
     Response. The Company shall, in its future filings, undertake to expand its disclosure as requested in this area. We believe that our allocation method associated with these related party expenses in the notes to the financial statements along with management’s assertion that the method used is reasonable, as required by Question 2 of Topic 1:B:1 of the Staff Accounting Bulletins. No discretionary or arbitrary allocation of expenses incurred by the Company and paid to the Tribe are made. Every expense shared by the related parties are allocated by invoices. These expenses include Workman’s Compensation by job/location/department and claims submitted by employees. Telecommunication costs are invoiced by switch/location/usage. Health Insurance is invoiced by employee name. General Insurance is billed separately by area and by the insurer.
Note 10. Commitments and Contingencies, Page F-19
6.	In future filings, please assess the impact of the legal actions in relation to your liquidity and capital resources in addition to your financial position and results of operations.
     Response. The Company shall, in its future filings, undertake to expand its disclosure as requested in this area.

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
June 12, 2006

OTHER
7.	Please revise future filings to include selected quarterly data in accordance with Item 302 of the Regulation S-K.
     Response. The Company shall, in its future filings, undertake to expand its disclosure as requested in this area.
8.	Please revise future filings to provide a ratio of earnings to fixed changes in compliances with Item 503(d) of Regulation S-K.
     Response. The Company shall, in its future filings, undertake to expand its disclosure as requested in this area.
OCTOBER 2005 QUARTERLY REPORT
9.	Comply with the comments on your Form 10-K for the year ended April 30, 2005 as they apply to your filings on Form 10-Q.
     Response. The Company shall, in its future filings, undertake to expand its disclosure as requested in this area.
     The Company hereby acknowledges that:
     - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This correspondence is being effected by direct transmission to Operational EDGAR System of the SEC. If you have any questions regarding these matters, please do not hesitate to contact the undersigned.

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
June 12, 2006

Sincerely,
/s/ Lance Kintz
Lance Kintz
Chief Financial Officer